SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to the letter BM&FBOVESPA, of December 30, 2014, regarding the news published by agência Valor Econômico on December 30, 2014, about the Company's investment program for 2015, we hereby clarify the following:

Regarding the mentioned forecast of the total investments made in 2014, Eletrobras, historically, has been performing around 80% (eighty percent) of the total estimated annual Capex, whose estimated budget was R$ 14.1 billion is expected to be maintained for 2014.

Regarding the total investments planned for 2015, the Company is awaiting the disclose  of federal legislation that will approve the Capex of the federal state companies for the year 2015, however, as informed in the Relevant Fact released on March 28, 2014, the Company reported that expected to invest between 2014 and 2018, the amount of R$ 60.8 billion.

Regarding the growth of the installed capacity of the Company and the construction of transmission lines, in the coming years, Eletrobras through various presentations to the market, filed at the Comissão de Valores Mobiliários - CVM and the U.S. Securities and Exchange Commission - SEC, informs the projects that are under construction, its completion deadlines, including those scheduled for delivery in 2014 as well as the total amount of these investments. Also, through the Relevant Fact of March 28, 2014, it was reported that the Company expected to aggregate, from 2014 to 2018, around 13.4 GW to the Brazilian installed capacity and 19.2 thousand km of transmission lines.

Finally, the main projects relating to the inventory studies, viability and basic project are detailed in the presentations made by the Company to the market, filed at CVM  and  SEC, which present the total installed capacity and the total amount of investments involved.

We will keep the market informed of legislative approval for the 2015 investment budget.

Rio de Janeiro, January 5, 2015

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.